UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2019

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM Airlines Group reports preliminary monthly statistics for January 2019

Santiago, Chile, February 11, 2019– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LTM / IPSA: LTM), the leading airline group in Latin America, today reported its preliminary monthly traffic statistics for January 2019 compared to January 2019.

System passenger traffic increased by 5.1%, while capacity rose 6.1%. As a result, the Company’s load factor for the month fell 0.8 percentage points to 85.5%. International passenger traffic accounted for approximately 57% of the month’s total passenger traffic.

The following table summarizes traffic figures for the month of January 2019 for LATAM’s main business units.

	January
	2019	2018	% Change

LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (millions)
SYSTEM	11,519	10,957	5.1%
DOMESTIC SSC (1)	2,143	1,874	14.4%
DOMESTIC BRAZIL (2)	2,860	2,807	1.9%
INTERNATIONAL (3)	6,516	6,276	3.8%

AVAILABLE SEAT KILOMETERS (millions)
SYSTEM	13,475	12,697	6.1%
DOMESTIC SSC (1)	2,480	2,245	10.5%
DOMESTIC BRAZIL (2)	3,412	3,300	3.4%
INTERNATIONAL (3)	7,583	7,151	6.0%

PASSENGER LOAD FACTOR
SYSTEM	85.5%	86.3%	-0.8 pp
DOMESTIC SSC (1)	86.4%	83.5%	2.9 pp
DOMESTIC BRAZIL (2)	83.8%	85.1%	-1.2 pp
INTERNATIONAL (3)	85.9%	87.8%	-1.8 pp

PASSENGERS BOARDED (thousands)
SYSTEM	6,584	6,232	5.7%
DOMESTIC SSC (1)	2,376	2,077	14.4%
DOMESTIC BRAZIL (2)	2,631	2,613	0.7%
INTERNATIONAL (3)	1,577	1,542	2.2%
LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (millions)
SYSTEM	285	295	-3.3%

AVAILABLE TON KILOMETERS (Cargo) (millions)
SYSTEM	545	553	-1.4%

CARGO LOAD FACTOR
SYSTEM	52.3%	53.3%	-1.1 pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to 144 destinations in 27 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The Group employs over 40.000 people worldwide, operating more than 1,300 flights per day and transporting 68 million passengers per year.

LATAM Airlines Group has a young and modern fleet. Its 311 aircraft average an age of around seven years and feature the latest models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airlines group in the Americas and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2018, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fifth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.
(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.
(3)	International = International passenger operations of LAN and TAM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2019	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín
	Name:	Ramiro Alfonsín
	Title:	Chief Financial Officer